UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No.5)

Under the Securities Exchange Act of 1934

CASI PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Chi Sing Ho

c/o IDG Capital Management (HK) Company Limited

Unit 5505, The Center

99 Queen’s Road, Central

Hong Kong

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person
IDG-Accel China Growth Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only
4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 912,636 (1)
8. Shared Voting Power 64,698 (2)
9. Sole Dispositive Power 912,636 (1)
10. Shared Dispositive Power 64,698 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
977,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.2%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 797,353 shares of common stock issued by the Issuer to the Reporting Person and (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to the Reporting Person.

(2) These securities include (i) 56,526 shares of common stock held by IDG-Accel China III Investors L.P. (“IDG-Accel Investors”) and (ii) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

1.	Name of Reporting Person
IDG-Accel China III Investors L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 64,698 (1)
8. Shared Voting Power 912,636 (2)
9. Sole Dispositive Power 64,698 (1)
10. Shared Dispositive Power 912,636 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
977,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.2%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 56,526 shares of common stock issued by the Issuer to the Reporting Person and (ii) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to the Reporting Person.

(2) These securities include (i) 797,353 shares of common stock held by IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) and (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Growth. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Growth and thus share voting and dispositive power with respect to these shares.

(3) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

1.	Name of Reporting Person
IDG-Accel China Growth Fund III Associates L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 912,636 (1)
8. Shared Voting Power 64,698 (2)
9. Sole Dispositive Power 912,636 (1)
10. Shared Dispositive Power 64,698 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
977,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.2%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 797,353 shares of common stock issued by the Issuer to IDG-Accel Growth; and (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants by the Issuer to IDG-Accel Growth. The Reporting Person is the sole general partner of IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these securities.

(2) These securities include (i) 56,526 shares of common stock held by IDG-Accel Investors and (ii) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person has the same general partner, IDG-Accel China Growth Fund GP III Associates Ltd. as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

1.	Name of Reporting Person
IDG-Accel China Growth Fund GP III Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 977,334 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 977,334 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
977,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) These securities include (i) 797,353 shares of common stock issued by the Issuer to IDG-Accel Growth ; (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Growth; (iii) 56,526 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person is the ultimate general partner of both IDG-Accel Growth and IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to have voting and dispositive power with respect to all these shares.

(2) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

1.	Name of Reporting Person
Chi Sing Ho

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 977,334 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 977,334 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
977,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.2%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include (i) 797,353 shares of common stock issued by the Issuer to IDG-Accel Growth; (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Growth; and (iii) 56,526 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Investors.. The Reporting Person and Quan Zhou are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

1.	Name of Reporting Person
Quan Zhou

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 76,304(1)
8. Shared Voting Power 977,334 (2)
9. Sole Dispositive Power 76,304(1)
10. Shared Dispositive Power 977,334 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,053,638

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11
7.7%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include 76,304 shares of common stock issuable upon exercise of certain options issued by the Issuer to Quan Zhou.

(2) These securities include (i) 797,353 shares of common stock issued by the Issuer to IDG-Accel Growth; (ii) 115,283 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Growth; (iii) 56,526 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 8,172 shares of common stock issuable upon exercise at $36.9 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person and Chi Sing Ho are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(3) Based on 13,457,625 shares of common stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the Securities and Exchange Commission on February 14, 2023.

This Amendment No. 5 amends the Statement on Schedule 13D dated January 30, 2012 as amended by Amendment No. 1 dated February 2, 2012, Amendment No. 2 dated June 11, 2012, Amendment No. 3 dated March 6, 2013 and Amendment No. 4 dated March 20, 2018 (as so amended, the “Original 13D”) and is being filed to reflect changes in the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons due to (a) a ten-to-one reverse stock split of the Issuer’s Common Stock that was effectuated by the Issuer on June 1, 2022 and (b) increase in the amount of total issued and outstanding Common Stock over time. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Original Schedule 13D are hereby amended and restated in its entirety as follows:

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Common Stock is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 13,457,625 shares of Common Stock outstanding as of December 31, 2022, as reported in the Proxy Statement on Form DEF 14A of the Issuer filed with the SEC on February 14, 2023. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Statement on Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this Statement on Schedule 13D, and the Reporting Persons expressly disclaim such beneficial ownership.

(b) The following table sets forth the beneficial ownership of shares of Common Stock for each of the Reporting Persons.

Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
IDG-Accel Growth	977,334	7.2%	912,636	64,698	912,636	64,698
IDG-Accel Investors	977,334	7.2%	64,698	912,636	64,698	912,636
IDG-Accel Associates	977,334	7.2%	912,636	64,698	912,636	64,698
IDG-Accel GP	977,334	7.2%	977,334	0	977,334	0
Chi Sing Ho	977,334	7.2%	0	977,334	0	977,334
Quan Zhou	1,053,638	7.7%	76,304	977,334	76,304	977,334

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

IDG-ACCEL CHINA GROWTH FUND III L.P.
By: IDG- Accel China Growth Fund III Associates L.P.
its General Partner
By: IDG-Accel China Growth Fund GP III Associates Ltd.
its General Partner
By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated: February 21, 2023

IDG-ACCEL CHINA III INVESTORS L.P.
By: IDG-Accel China Growth Fund GP III Associates Ltd.
its General Partner
By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated: February 21, 2023

IDG-ACCEL CHINA GROWTH FUND III ASSOCIATES L.P.
By: IDG-Accel China Growth Fund GP III Associates Ltd.
its General Partner
By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated: February 21, 2023

IDG-ACCEL CHINA GROWTH FUND GP III ASSOCIATES LTD.
By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated: February 21, 2023

Chi Sing Ho
By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Dated: February 21, 2023

Quan Zhou
By: /s/ Quan Zhou
Name: Quan Zhou
Dated: February 21, 2023